Sharp Performance, Inc.

23 Misty Brook Lane

New Fairfield, Connecticut 06812-2380

July 15, 2013

William H Thompson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Sharp Performance, Inc.

Form 10-K/A for Fiscal Year Ended June 30, 2012

Filed June 13, 2013

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Filed June 19, 2013

File No. 333-162072

Dear Mr. Thompson:

By letter dated July 2, 2013, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Sharp Performance, Inc. (“Sharp” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s Annual Report on Form 10-K/A (the “10-K/A”) filed on June 13, 2013 and the Form 10-Q for Fiscal Quarter Ended March 31, 2013 filed on June 19, 2013.

We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response. We acknowledge that a) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; b) Staff comments or changes to disclosure in response to Staff comments does not foreclose the Commission from taking action with respect to any the filings and c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person

Form 10-K/A for the Year Ended June 30, 2012

General

1.

We reviewed your response to comment one in our letter dated May 28, 2013 and the revisions to item numbers and captions. However, we note that: (i) Item 8, Item 9A and Item 9B are not included in the report; (ii) the caption of Item 10 is incorrect; (iii) the Signature page incorrectly includes an item number in the caption; and (iii) Item 15 - Exhibits and Financial Statement Schedules is not included in the report prior to the signature page. Please revise to correct these deficiencies. Please refer to Exchange Act Rule 12b-13.

We agree with the Staff and have done the following: a) we have added Items 8, Item 9A and Item 9B; b) we have changed the caption on Item 10; c) we have deleted the item number on the signature page, and d) we have corrected the positioning of Item 15.

System of Internal Controls, page 19

2.

It appears that this disclosure was provided in response to comments two and three in our letter dated May 28, 2013. Your disclosures regarding disclosure controls and procedures and internal control over financial reporting should comply with Items 307 and 308 of Regulation S-K and be presented in Item 9A of Form 10-K. Please revise your disclosure to comply with the requirements Items 307 and 308 of Regulation S-K and to present the required disclosure under the correct item number and caption of Form 10-K. In regard to compliance with Item 307 of Regulation S-K, please disclose the conclusion of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15 based on the evaluation of those controls and procedures as defined in such Exchange Act Rules. Please note that this evaluation should be made as of the end of the period covered by the report and not as of a date within 90 days prior to the filing date. In regard to compliance with Item 308(a) of Regulation S-K, please provide a report of management on your internal control over financial reporting containing the required disclosures or provide the statement set forth in Instruction I to Item 308. In regard to compliance with Item 308(c) of Regulation S-K, please disclose any change as opposed to significant changes in your internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

We agree with the Staff and have changed the disclosure. We have placed the discussion in regards to internal controls and procedures in Item 9A

Signatures, page 22

3.

We note your response to comment five in our letter dated May 28, 2013 and the revisions to your disclosure. The report is still not appropriately signed as prescribed by the “Signatures” section of Form 10-K. The report should be signed by the registrant, and also by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors on behalf of the registrant. Please revise to provide the required signatures. Refer to General Instruction D(2) of Form 10-K.

We agree with the Staff and have added a signature line for the Registrant.

Item 15. Exhibit Index

4.

Please include the certification filed as Exhibits 31 and 32 in the index.

We agree with the Staff and have added the Exhibits to the Index.

Form 10-Q for the Nine Month period Ended March 31, 2013

5.

Please include the correct item numbers and captions of all applicable items in Part II of Form 10-Q in future quarterly reports. In this regard, we note that the caption of Item 4 is incorrect and that the Exhibit Index should be identified as Item 6 of each of your quarterly reports for the year ended June 30, 2013. Please refer to the instructions of Part II of Form 10-Q.

We agree with the Staff and shall label the item numbers and captions correctly in all future Form 10-Q filings.

Very truly yours,

/s/ Robert J Sharp

Robert J Sharp

Chief Executive Officer

Principal Financial Officer

Principal Accounting Officer